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EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

        THIS AGREEMENT (the "Agreement") is made and entered into as of this 12th day of November 2002 (the "Closing Date"), by and between ASGA Tour, INC., a Nevada corporation ("Purchaser"), and Portable Modular Hospitality, Inc., a Virginia corporation ("Seller").

Background

        Seller is engaged in the business of managing sporting events (the "Business"). Seller wishes to sell, and Purchaser wishes to purchase all of the assets used in the Business upon and subject to the terms and conditions set forth in this Agreement.

Agreement

        Now, therefore, for and in consideration of the mutual representations, warranties, covenants, and agreements contained herein and for other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the parties hereto agree:

Section 1. PURCHASE AND SALE OF ASSETS

        Section 1.1    Purchase of Assets.    On and subject to the terms and conditions of this Agreement, Purchaser hereby purchases and Seller hereby sells, assigns, grants, transfers, and conveys to Purchaser all of the right, title, and interest of Seller in and to all of the assets of Seller used exclusively in the Business (collectively, the "Purchased Assets") free and clear of any and all liens, claims, charges, security interests, and encumbrances as the same exist on the Closing Date, as follows:

  a.
  All know how, trade secrets, and confidential information relating to the Business; and

  b.
  All furniture and fixtures, all computers, all proprietary software programs, machinery, equipment, tools, parts, accessories, and the like used exclusively in the Business (the "Furniture, Fixtures, and Equipment") listed on Schedule A of the Disclosure Schedule.

        Section 1.2    Excluded Liabilities.    PURCHASER SHALL NOT ASSUME OR BE OR BECOME LIABLE FOR ANY LIABILITY OR OBLIGATION OF SELLER, WHETHER KNOWN, UNKNOWN, ABSOLUTE, CONTINGENT, OR OTHERWISE. All liabilities of Seller are hereinafter referred to as "Excluded Liabilities."

Section 2. PURCHASE PRICE AND CLOSING

        Section 2.1    Purchase Price.    The Purchase price for the Purchased Assets is $423,599 in the form of restricted common shares of the purchaser. The number of shares to be delivered to seller shall be determined by dividing 40% of the closing bid price on November 11th, 2002 into the total purchase price. The number of shares computed by this method is 21,179,950. ASGA obligations under this agreement are limited to the payment as specified. The certificates representing the Shares to be issued to the Seller will bear the following legend:

  The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred, pledged, hypothecated or otherwise disposed of in absence of (i) an effective registration statement for such securities under said Act or (ii) an opinion of company counsel that such registration is not required.

        Section 2.2    Time and Place of Closing.    The closing of the purchase and sale of the Purchased Assets (the "Closing") was held at the offices of the Seller at 10:00 a.m. on the Closing Date. The effective time of the closing and the transfer of the Purchased Assets to Purchaser is 12:00 a.m. on the Closing Date.

        Section 2.3    Transfer Expenses.    Seller shall pay all sales and transfer taxes levied on the transfer of the Purchased Assets, if any. Ad valorem taxes relating to the Purchased Assets shall be prorated as of the Closing Date.

        Section 2.4    Allocation of Purchase Price.    The consideration paid for the Purchased Assets shall be allocated among the Purchased Assets in accordance with the provisions contained in Treasury Regulation Section 1.1060-1T(d). The parties agree to be bound by such allocation and to report the transaction contemplated herein for federal income tax purposes in accordance with such allocation. In furtherance of the foregoing, the parties hereto agree to execute and deliver Internal Revenue Service Form 8594 reflecting such allocation.

Section 3. REPRESENTATIONS AND WARRANTIES OF SELLER

        For the purpose of inducing the Purchaser to purchase the Purchased Assets Seller represents and warrants to Purchaser as follows:

        Section 3.1    Organization and Qualification.    Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Virginia and has all corporate power and authority to conduct the Business, and to own, lease, or operate the Purchased Assets in the places where the Business is conducted and the Purchased Assets are owned, leased, or operated.

        Section 3.2    Authority.    Seller has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by Seller has been duly and validly authorized and approved by all necessary action on the part of Seller. This Agreement is the legal, valid, and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally, and to the exercise of judicial discretion in accordance with general equitable principles. Neither the execution and delivery of the Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby will (i) violate Seller's Certificate of Incorporation or Bylaws, (ii) violate any provisions of law or any order of any court or any governmental unit to which Seller is subject, or by which any of the Purchased Assets are bound, or conflict with, result in a breach of, or constitute a default under any indenture, mortgage, lease, agreement, or other instrument to which Seller is a party or by which it or any of the Purchased Assets are bound, or (iii) result in the creation of any lien, charge, or encumbrance upon any of the Purchased Assets.

        Section 3.3    Personal Property.    Section 1.1(d) of the Disclosure Schedule contains a true and correct list and a brief description (including, if applicable, the serial number) of: all Furniture, Fixtures, and Equipment, and all other items of personal property used by the Tour Business. Seller has good and marketable title to all of its Equipment, Furniture, and Fixtures, and other items of personal property included among the Purchased Assets (whether or not disclosed in Section 1.1(d) of the Disclosure Schedule) free and clear of all liens, claims, charges, security interests, and other encumbrances of any kind or of any nature. All Furniture, Fixtures, and Equipment, and other items of personal property included among the Purchased Assets are in good operating condition as of the Closing Date and none of the Purchased Assets are in need of maintenance or repairs except for ordinary, routine maintenance and repairs, the cost of which will not vary materially from historic patterns. The Purchased Assets include all rights, properties, interest in properties, and assets necessary to permit Purchaser to carry on the Tour Business as the same has heretofore been conducted by Seller.

        Section 3.4    Compliance with Laws.    Seller, to the best of its knowledge, is not subject to any judgment, order, writ, injunction, or decree that adversely affects, or might in the future reasonably be expected to adversely affect any of the Purchased Assets or the Tour Business. Seller is, to the best of its knowledge, in substantial compliance with all laws applicable to the Business and the Purchased

Assets, including without limitation, all laws related to zoning, occupational safety, labor, wages, working hours, working conditions, environmental protection, and fair business practices. Seller, to the best of its knowledge, has all permits, licenses, approvals, consents, and authorizations which are required for the operation of Seller's business under federal, state, or local laws, rules, and regulations.

        Section 3.5    Litigation.    Except as set forth in Section 3.5 of the Disclosure Schedule, there are no formal or informal complaints, investigations, claims, charges, arbitration, grievances, actions, suits, or proceedings pending, or to the knowledge of Seller threatened against, or affecting the Business, or any of the Purchased Assets at law or in equity or admiralty, or before or by any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign. Seller is not subject to any order, writ, injunction, or decree of any federal, state, municipal court, or other governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, affecting the Purchased Assets or the Tour Business.

        Section 3.6    Brokers and Finders.    Seller has not incurred any obligation or liability to any party for any brokerage fees, agent's commissions, or finder's fees in connection with the transactions contemplated hereby.

        Section 3.7    Governmental Approval and Consents.    Seller has obtained all governmental approvals, authorizations, permits, and licenses required to permit the operation of the Business as presently conducted.

Section 4. REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchaser hereby represents and warrants to Seller as follows:

        Section 4.1    Organization and Qualification.    Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada and has all necessary power and authority to conduct its business, to own, lease, or operate its properties in the places where such business is conducted and such properties are owned, leased, or operated.

        Section 4.2    Authority.    Purchaser has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by Purchaser has been duly and validly authorized and approved by all necessary action on the part of Purchaser, and this Agreement is the legal, valid, and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally, and by the exercise of judicial discretion in accordance with equitable principles. Neither the execution and delivery of this Agreement by Purchaser nor the consummation by Purchaser of the transactions contemplated hereby will (i) violate Purchaser's articles of incorporation or bylaws, (ii) violate any provisions of law or any order of any court or any governmental unit to which Purchaser is subject, or by which its assets may be bound, or (iii) conflict with, result in a breach of, or constitute a default under any indenture, mortgage, lease, agreement, or other instrument to which Purchaser is a party or by which its assets or properties may be bound.

        Section 4.3.    Litigation.    There is no suit, action, proceeding, claim or investigation pending, or, to Purchaser's knowledge, threatened, against Purchaser which would prevent Purchaser from consummating the transactions contemplated by this Agreement.

        Section 4.4.    Brokers and Finders.    Purchaser has not incurred any obligation or liability to any party for brokerage fees, agent's commissions, or finder's fees in connection with the transactions contemplated hereby.

Section 5. Indemnification

        For the purposes of this Section 5, the terms "Loss" and "Losses" shall mean any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs, and expenses, including without limitation, interest, penalties, and reasonable attorneys' and other professional fees and expenses. All statements contained in any certificate, Exhibit or Schedule delivered by or on behalf of Purchaser or Seller pursuant to this Agreement shall be deemed representations and warranties hereunder by Purchaser or Seller, as the case may be. Any inspection, preparation, or compilation of information or Schedules, or audit of the inventories, properties, financial condition, or other matters relating to Seller conducted by or on behalf of Purchaser pursuant to this Agreement shall in no way limit, affect, or impair the ability of Purchaser to rely upon the representations, warranties, covenants, and agreements of Seller set forth herein.

        Section 5.1    Agreement of Seller to Indemnify Purchaser.

          (a)  Subject to the terms and conditions of this Section 5, Seller hereby agrees to indemnify, defend, and hold harmless Purchaser from, against, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Purchaser by reason of, resulting from, or based upon: (i) the inaccuracy or untruth of any representation or warranty of Seller contained in or made pursuant to this Agreement or in any certificate, Schedule, or Exhibit furnished by Seller, in connection with the execution and delivery of this Agreement and the closing of the transactions contemplated hereby, (ii) the breach by Seller of any covenant or agreement made in or pursuant to this Agreement or any agreement executed by Seller, and delivered to Purchaser in connection with the Closing of the transactions contemplated hereby; and (iii) any Excluded Liability including without limitation the failure to comply with the bulk sales law.

          (b)  Seller's obligation to indemnify Purchaser for Losses is subject to the condition that Seller shall have received notice of the Losses for which indemnity is sought on or before September 30, 2004.

          (c)  Purchaser's remedies against Seller for any Losses hereunder shall be cumulative, and the exercise by Purchaser of its right to indemnification hereunder shall not affect the right of Purchaser to exercise any other remedy at law or in equity, to recover damages, or to obtain equitable or other relief, provided, that Seller shall not be liable for damages in excess of the actual damages suffered by Purchaser as a result of the act, circumstance, or condition for which indemnification is sought.

        Section 5.2    Agreement of Purchaser to Indemnify Seller.

          (a)  Subject to the terms and conditions of this Section 5, Purchaser hereby agrees to indemnify, defend, and hold harmless Seller from, against, for, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Seller by reason of, resulting from or based upon: (i) the inaccuracy or untruth of any representation or warranty of Purchaser, contained in or made pursuant to this Agreement or in any certificate, Schedule, or Exhibit furnished by Purchaser, in connection with the execution and delivery of this Agreement or the closing of the transactions contemplated hereby, or (ii) the breach by Purchaser of any covenant or agreement made in or pursuant to this Agreement or any agreement executed by Purchaser, and delivered to Seller in connection with the Closing of the transactions contemplated hereby.

          (b)  Purchaser's obligation to indemnify Seller for Losses is subject to the condition that Purchaser shall have received notice of the Losses for which indemnity is sought on or before September 30, 2004.

          (c)  Seller's remedies against Purchaser for any Losses hereunder shall be cumulative, and the exercise by Seller of its right to indemnification hereunder shall not affect the right of Seller to exercise any other remedy at law or in equity, to recover damages, or to obtain equitable or other relief, provided, that Purchaser shall not be liable for damages in excess of the actual damages suffered by Seller as a result of the act, circumstance, or condition for which indemnification is sought.

SECTION 6. Post Closing Matters

        Section 6.1    Further Assurances.    From and after the date hereof, Seller agrees, without further consideration, to execute and deliver promptly to Purchaser, such further consents, waivers, assignments, endorsements, and other documents and instruments, and to take all such further actions, as Purchaser may from time to time reasonably request, with respect to the assignment, transfer, and delivery to Purchaser of the Purchased Assets, and the fulfillment of any condition precedent to the obligations of Purchaser that was waived by Purchaser in order to close the transactions contemplated herein, and the consummation in full of the transactions provided for herein.

        Section 6.2    Definitions.    As used herein, the following capitalized terms are used with the meanings thereafter ascribed:

          "Affiliate" means any person or entity directly or indirectly Controlling, Controlled by, or under common Control with Seller.

          "Area" means the United States, Canada, and Mexico.

          "Competing Enterprise" means any person or entity that is substantially engaged in the Tour Business.

          "Control" means the power to direct the management and affairs of a person.

          "Trade Secrets" means information of the Business which derives economic value, actual or potential, from not being generally known and not being readily ascertainable by proper means to other persons who can obtain economic value from its disclosure or use and which is the subject of efforts that are reasonable under the circumstances to maintain its secrecy or confidentiality, but shall not include Excluded Information. Trade Secrets may include both technical or non-technical data, including without limitation, (a) any process, machine, pattern, compilation, program, method, technique, formula, chemical formula, composition of matter, or device which (1) is not generally known or which the Seller, with respect to the Business has a reasonable basis to believe may not be generally known, (2) is being used or studied by the Business and is not described in a printed patent or in any literature already published and distributed externally by Seller with respect to the Business, and (3) is not readily ascertainable from inspection of a product of the Business; (b) any engineering, technical, or product specifications including those of features used in any current product of the Business or which may be so used, or the use of which is contemplated in a future product of the Business; (c) any application, operating system, communication system, or other computer software (whether in source or object code) and all flow charts, algorithms, coding sheets, routines, subroutines, compilers, assemblers, design concepts, test data, documentation, or manuals related thereto, whether or not copyrighted, patented, or patentable, related to or used in the Business; or (d) information concerning the customers, suppliers, products, pricing strategies of the Business, personnel assignments and policies of the Business, or matters concerning the financial affairs and management of the Business; provided however, that Trade Secrets shall not include any Excluded Information. As used herein, "Excluded Information" means information (i) which has been voluntarily disclosed to the public by the Business, (ii) independently developed and disclosed by parties other than the Business, or (iii) that otherwise enters the public domain through lawful means or without misappropriation by Seller.

        Section 6.3    Trade Secrets.    Seller for itself and each Affiliate acknowledges and agrees that all Trade Secrets related expressly to the Tour Business, and all physical embodiments thereof, are a part of the Purchased Assets are confidential to and shall be and remain the sole and exclusive property of Purchaser. Seller for itself and each Affiliate agrees that all Trade Secrets related to the Tour Business will be held in trust and strictest confidence, that each Affiliate shall protect such Trade Secrets from disclosure, and that each Affiliate will make no use of such Trade Secrets without prior written consent of Purchaser. The obligations of confidentiality contained in this Section shall apply from the date of this Agreement and with respect to all Trade Secrets at all times thereafter, until such Trade Secret is no longer a trade secret under applicable law. Purchaser acknowledges that seller has provided certain proprietary computer software (listed on the disclosure schedule) for exclusive use by Purchaser and Affiliates during seller's employment; and further acknowledges and agrees that upon termination of the Lawrence A. Creeger with the purchaser or any affiliate Creeger will retain joint ownership of said software and be entitled to use said software without limitations. Seller shall not under any circumstances, without written consent of the Purchaser and Affiliates, use or disclose any data or information created with said software for the Purchaser and Affiliates during the period of employment.

        Section 6.4    Remedies.    Seller for itself and any Affiliate covenants and agrees that Purchaser by virtue of the consummation of the transactions contemplated by this Agreement is engaged in the Tour Business in and throughout the Area, and that great loss and irreparable damage would be suffered by Purchaser if Seller should breach or violate any of the terms or provisions of the covenants and agreements set forth in this Section. Seller for itself and any Affiliate, further acknowledges and agrees that each such covenant and agreement is reasonably necessary to protect and preserve unto Purchaser the benefit of its bargain in the acquisition of the Tour Business, including, without limitation, the good will thereof. Therefore, in addition to all the remedies provided in this Agreement, or available at law or in equity, Seller for itself and any Affiliate jointly and severally agrees Purchaser shall be entitled to a temporary restraining order and a permanent injunction to prevent a breach or contemplated breach of any of the covenants or agreements of Seller contained in this Section 6. The existence of any claim, demand, action, or cause of action of Seller against Purchaser shall not constitute a defense to the enforcement by Purchaser of any of the covenants or agreements herein whether predicated upon this Agreement or otherwise, and shall not constitute a defense to the enforcement by Purchaser of any of its rights hereunder.

        Section 6.5    Blue Penciling.    In the event that any one or more of the provisions, or parts of any provisions, contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, the same shall not invalidate or otherwise affect any other provision hereof, and the parties hereto agree that such provisions shall be reformed to set forth the maximum limitations permitted under applicable law. Specifically, but without limiting the foregoing in any way, each of the covenants of the parties to this Agreement contained herein shall be deemed and shall be construed as a separate and independent covenant and should any part or provision of any of such covenants be held or declared invalid by any court of competent jurisdiction, such invalidity shall in no way render invalid or unenforceable any other part or provision thereof or any other covenant of the parties not held or declared invalid.

Section 7. General Provisions

        Section 7.1    Bulk Sales Law Waiver.    Purchaser and Seller each agree to waive compliance by the other with the provisions of the bulk sales law or comparable law of any jurisdiction to extent that the same may be applicable to the transactions contemplated by this Agreement. Seller agrees to indemnify and hold Purchaser harmless from and against any loss, damage, liability, cost, expense or claim arising out of any failure to take any required actions under the bulk sales or comparable law of any state.

        Section 7.2    Expenses.    Except as set forth in Section 2 hereof, all expenses incurred by the parties hereto in connection with or related to the authorization, preparation, and execution of this Agreement and the Closing of the transaction contemplated hereby, including without limiting the generality of the foregoing, all fees and expenses of agents, representatives, counsel, and accountants employed by any such party, shall be borne solely and entirely by the party which has incurred the same.

        Section 7.3    Assignment; Binding Effect.    This Agreement shall be binding upon the parties hereto and their respective successors, permitted assigns and permitted transferees. Seller may not assign its rights or delegate its obligations hereunder without Purchaser's consent, which shall not be unreasonably withheld. Certain and specific agreements and proprietary software listed in section 1.1 of the disclosure schedule shall be assigned to Creeger in the event that Creeger and purchaser disassociate prior to the completion of the events covered by said agreements.

        Section 7.4    Headings.    The Section, subsection, and other headings in this Agreement are inserted solely as a matter of convenience and for reference, and are not a part of this Agreement.

        Section 7.5    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one counterpart has been signed by each party and delivered to the other party hereto.

        Section 7.6    Governing Law.    This Agreement shall be construed under the laws of the State of Virginia.

        Section 7.7    Partial Invalidity.    Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

        Section 7.8    Survival.    The covenants, representations, warranties, and agreements contained herein shall survive the Closing of the transactions contemplated herein, for the length of time that Purchaser or Seller, as the case may be, may assert an indemnification claim for a breach or violation of such covenant, representation, warranty, or agreement pursuant to Section 5. hereof.

        Section 7.9    Arbitration.    Any controversy, dispute, or claim arising out of or relating to this Agreement or a claimed default hereunder, other than requests for injunctive relief or damages for a breach of a Restrictive Covenant including without limitation Sections 6.2, 6.3, 6.4, and 6.5 hereof, shall be resolved by arbitration in accordance with the rules of the American Arbitration Association (the "AAA"), by which each party will be bound.

        IN WITNESS WHEREOF, each party hereto has executed this Agreement, or caused this Agreement to be executed on its behalf by its duly authorized officers, all as of the Closing Date.

Seller:		Purchaser:
By:	/s/ LAWRENCE A. CREEGER	By:	/s/ TOM KIDD
Portable Modular Hospitality, Inc. T/a EventMakers-USA By: Lawrence A. Creeger, President		ASGA, Inc. By: Tom Kidd, President/CEO

SCHEDULE 1
TO
ASSET PURCHASE AGREEMENT

Disclosure Schedule

Section 1.1 (a) Furniture, Fixtures, and Equipment. Attached as Schedule A

Section 3.9    Litigation.

SCHEDULE A

DESCRIPTION	QTY	VALUE ($)
Site Cadd Event Design 7.1	1	100,000
Event Projection & Financial Management Program 8.2	1	125,000
Event Equipment & Operations Management Program 7.2	1	100,000
Hole Sponsor Boards	18	600
Sponsor Board	1	1,000
Site & Directional Signage	Lot	500
Bleachers-40 seat Biljax	4	1800
Pillows	500	925
Blankets	105	462
Mattress Covers	960	1,584
Halo Fixtures	16	432
# 2 Power Cables with multi-plug boxes per foot	600	2,250
10' × 20' White Vinyl Sections	11	6,600
10' × 20' White Vinyl Sections	13	4,875
10' × 20' White Vinyl Sections	6	900
10' × 30' White Vinyl Sections	2	1,125
15' × 30' White Vinyl Sections	8	10,800
15' × 30' White Vinyl Sections	8	6,750
15' × 30' White Vinyl Sections	3	1,013
20' × 20' White Vinyl Unit	3	1,140
8' × 16' White Vinyl Sections	16	3,840
10' × 20' White FABRIC Sections	32	5,888
10' × 20' White FABRIC Sections	8	920
10' × 20' White FABRIC Sections	1	46
10' × 30' White FABRIC Sections	16	4,416
15' × 30' White FABRIC Sections	29	12,006
15' × 30' White FABRIC Sections	9	2,329
15' × 30' White FABRIC Sections	2	207
20' × 20' White FABRIC Unit	3	1,392
8' × 16' White FABRIC Sections	14	1,649
8' × 10' White Fabric Sections	21	1,546
3' × 60' to 84' Fabric Panels	156	3,557
3' × 60' to 84' Fabric Panels	84	1,197
18" X 18" Patio Tables	476	1,618
Banquet Tables	16	870
Unisys Communications Server	1	10,050
Unisys Laptop 400MH Computer	1	2,320
Desks	4	1,200
Chairs	13	915
Bar Stools	12	178
TOTAL		$423,599

        Section 3.9    Litigation.

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  EXHIBIT 2.1
ASSET PURCHASE AGREEMENT
Background
Agreement
Section 1. PURCHASE AND SALE OF ASSETS
Section 2. PURCHASE PRICE AND CLOSING
Section 3. REPRESENTATIONS AND WARRANTIES OF SELLER
Section 4. REPRESENTATIONS AND WARRANTIES OF PURCHASER
Section 5. Indemnification
SECTION 6. Post Closing Matters
Section 7. General Provisions
SCHEDULE 1 TO ASSET PURCHASE AGREEMENT
SCHEDULE A